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                                                                    Exhibit 8.4


                    [SILVER, FREEDMAN & TAFF, L.L.P. LETTERHEAD]


                                 May 14, 1998


Board of Directors
SuburbFed Financial Corp.
3301 Vollmer Road
Flossmor, Illinois  60422

     Re: Federal Income Tax Consequences Arising From the Merger Contemplated By That Certain Agreement And Plan of Merger By And Between Citizens Financial Service, FSB ("Citizens") and SuburbFed Financial Corp. ("SuburbFed") dated December 29, 1997 (the "Agreement)

Ladies and Gentlemen:

     In connection with certain filings being made by the parties with the Commission and the OTS, set forth hereinbelow is this firm's opinion relating to certain federal income tax consequences applicable to the Merger contemplated by the Agreement. Capitalized terms used herein which are not expressly defined herein shall have the meaning assigned to them in the Agreement.

                                     FACTS

     At the Effective Time, Holding Company (a) will be a stock corporation organized and existing under the laws of the State of Delaware, (b) will have completed a public or community offering of shares of its common stock, and (c) will be the sole owner of all of the outstanding capital stock of Citizens.

     SuburbFed is a stock corporation organized and existing under the laws of the State of Delaware. SuburbFed's principal business consists of lending and deposit taking activities through the Bank.

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Boards of Directors
May 14, 1998
Page 2

     The Merger will be implemented at the Effective Time through the merger of SuburbFed with and into Holding Company. In the Merger all of the outstanding SuburbFed common stock (other than Dissenting Shares) will be exchanged solely for Holding Company common stock or cash in lieu of fractional share interests.

                                  ASSUMPTIONS

     A.   The Merger will constitute a statutory merger.

     B. All conditions precedent contained in the Agreement shall be performed or waived prior to the Effective Time.

     C. The representations of Citizens and SuburbFed made in their respective tax representation letters to us of even date herewith are true and correct and will be true and correct at the Effective Time.

     D. All of the stockholders of SuburbFed are citizens or residents of the United States of America ("U.S. Holders"). For purposes hereof, U.S. Holders do not include certain classes of taxpayers including but not limited to foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire SuburbFed common stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of SuburbFed common stock in a hedging transaction or as part of a straddle or similar transaction.


                                   OPINIONS

     Subject to the foregoing and to the conditions and limitations expressed elsewhere herein, we are of the opinion that for federal income tax purposes:

     1. the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and SuburbFed and Holding Company will each be a party to the reorganization;

     2. except as provided in paragraph 4 below, no gain or loss will be recognized by any U.S. Holder upon the exchange of SuburbFed common stock solely for Holding Company common stock in the Merger; the aggregate adjusted tax basis of shares of Holding Company common stock (including a fractional share interest in Holding Company common stock deemed received and redeemed as described below) received by a U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of the SuburbFed common stock exchanged therefor;

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Boards of Directors
May 14, 1998
Page 3


     3. the holding period of Holding Company common stock received by a U.S. Holder in the Merger will include the holding period of the SuburbFed common stock surrendered and exchanged therefor, provided that such shares of SuburbFed common stock were held as a capital asset by such stockholder at the Effective Time; and

     4. a U.S. Holder who receives cash in lieu of a fractional share interest in Holding Company common stock in the Merger will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution were "substantially disproportionate" with respect to the U.S. Holder or were "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in paragraph 2 above). Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in a fractional share interest (determined as described in paragraph 3 above) is more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 28% if the holding period exceeds one year but does not exceed 18 months and to a maximum tax rate of 20% if the holding period exceeds 18 months.

     The foregoing opinion reflects our legal judgment based upon the facts and assumptions presented herein. This opinion has no official status or binding effect of any kind. Accordingly, we cannot assure you that the Internal Revenue Service or any court of competent jurisdiction will agree with this opinion.

     We hereby consent to the filing of this letter with the Commission as an exhibit to the Form S-1 and to all references made to this letter in the Form S-1.

                              Very truly yours,

                                  /s/ Barry P. Taff, P.C.
                              -------------------------------
                              SILVER, FREEDMAN & TAFF, L.L.P.